SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

/X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2008

Or

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from ______ to ________

Commission file number 000-25867

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below.

West Coast Bancorp 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

West Coast Bancorp
5335 Meadows Road – Suite 201
Lake Oswego, Oregon 97035

WEST COAST BANCORP 401(k) PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008 —	9

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	10

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of
West Coast Bancorp 401(k) Plan
Lake Oswego, Oregon

We have audited the accompanying statements of net assets available for benefits of the West Coast Bancorp 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Portland, Oregon
June 29, 2009

WEST COAST BANCORP 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Cash	$11,331	$10,126

Investments at fair value (participant directed):
Mutual funds	13,607,888	21,242,130
Employer common stock	1,686,924	2,883,168
Money market funds	5,250,337	4,481,204
Participant loans	780,187	669,491

Total investments	21,336,667	29,286,119

RECEIVABLES — Employer contributions		903,524

NET ASSETS AVAILABLE FOR BENEFITS	$21,336,667	$30,189,643

See notes to financial statements.

WEST COAST BANCORP 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS:
Investment (loss) income:
Interest and dividends	$1,064,269	$2,646,708
Net depreciation in fair value of investments	(9,878,027)	(2,813,015)

Net investment loss	(8,813,758)	(166,307)

Contributions:
Employer matching contributions	48,230	977,578
Employer supplemental contributions	4,997	5,637
Participant contributions	2,669,836	2,866,900
Employee rollover contributions	186,190	200,596

Total contributions	2,909,253	4,050,711

DEDUCTIONS — Benefits paid to participants	2,948,471	1,877,061

NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE
FOR BENEFITS	(8,852,976)	2,007,343

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	30,189,643	28,182,300

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$21,336,667	$30,189,643

See notes to financial statements.

WEST COAST BANCORP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.   DESCRIPTION OF THE PLAN

The following description of the West Coast Bancorp 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information regarding amount and type of benefits, vesting, and other provisions of the Plan.

General — The Plan is a defined contribution plan covering all eligible employees of West Coast Bancorp and its wholly owned subsidiaries (the “Company”). Employees are eligible to participate in the Plan when they have been employed for three months, and reached 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan Administrator is a committee appointed by the Board of Directors of West Coast Bancorp. Great West Retirement Services is the asset custodian and recordkeeper.

Contributions — In each Plan year, the Company may contribute a matching contribution equal to a percentage of each participant’s elective deferral contributions for that year. The Company may also make supplemental and discretionary profit sharing contributions. Supplemental and discretionary contributions are allocated to the participants’ accounts on a pro-rata basis based on eligible compensation. Company contributions can be invested in any of the Plan’s investment options. The Company suspended its matching contribution during 2008. For the years ended December 31, 2008 and 2007, the Company made matching contributions of $48,230 and $977,578, respectively. The Company did not make a profit sharing contribution in fiscal years 2008 and 2007.

Participants may voluntarily contribute between 1% and 100% of their total compensation as a salary reduction each year that they are a Plan participant. The actual amount of their compensation that can be deferred each year is subject to limits imposed by the Internal Revenue Code (the “Code”), which was $15,500 for 2008 and 2007, respectively. Participants over the age of 55 are entitled to a catch-up contribution to the Plan based on the Code.

Effective October 1, 2006, the Company implemented a Roth 401(k) feature available to all participants of the Plan. Contribution limits were all subject to the same standards as the standard 401(k) feature. Participants are able to invest in both 401(k) features at the same time and the entity’s matching contribution is based on total contributions to both features. Total contributions to the Roth 401(k) feature for the years ended December 31, 2008 and 2007, were $70,857 and $26,803, respectively.

Participant Accounts — A separate account is maintained for each participant, which is credited with the participant’s contribution, the allocation of the Company’s contribution, as determined above, and an allocation of investment earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are fully vested in their salary reduction contributions, rollovers, and related earnings at all times.

Participants vest in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings or losses thereon based on years of continuous service as follows:

Vesting
Years of Service	Percentage
Less than 1	-%
1	20
2	40
3	60
4	80
5	100

Forfeitures — Forfeitures of terminated participants’ nonvested account balances are used to reduce the Company’s matching contributions for the Plan year in which the forfeiture occurs or to restore previously forfeited amounts.

Participant Loans — Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans Fund. Loan terms range from 1–5 years or more for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates (prime rate) determined as market conditions warrant by the Plan Administrator. Interest rates ranged from 6% to 10.25% at December 31, 2008. Principal and interest is paid ratably through semi-monthly payroll deductions. The Plan records any remaining outstanding loan balances as benefits paid at the time the participant exits the Plan.

Payment of Benefits — The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. On termination of service due to normal retirement, death or disability, the participant’s account balance will be deemed fully vested. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Investment Options — Upon enrollment in the Plan, contributions are participant-directed into the following investment options:

Federated Investors:
Federated Government Obligations Fund (available November 30, 2007)
Federated High Income Bond Fund
Federated Kaufmann Fund
Federated Max-Cap Fund
Federated Prime Obligations Fund (through November 30, 2007)
Federated Stock and Bond Fund
Federated Stock Trust (through December 14, 2007)
Federated Total Return Bond Fund

Other Investment Options:
American Century Strategic Allocations Conservative Fund
American Century Strategic Allocations Moderate Fund
American Funds Growth Fund of America
American Funds Euro Pacific Growth Fund
Baron Growth
Managers AMG Systematic Value Fund (available December 14, 2007)
West Coast Bancorp Common Stock

Participants may change their investment options and direct transfers between investment accounts at any time.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to at any time, terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — The Plan’s investments in mutual funds and employer common stock are stated at fair value, which is based upon quoted market prices. Money market funds are valued at cost plus reinvested interest. Participant loans are valued at net amortized cost, which approximates fair value.

Purchases and sales are accounted for on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is reported as earned. Cost of common stock shares sold and cost of mutual fund units sold are determined by the specific identification method.

Administrative Expenses — The Company may pay all expenses of administering the Plan including, but not limited to, the trustee’s or custodian’s fees, attorney fees, and expenses incurred by persons or entities to whom fiduciary duties have been delegated. If these expenses are not paid by the Company, there shall be a lien against and paid from the Plan, except for the items the payment of which would constitute a prohibited transaction.

Income Tax Status — The Plan received a favorable determination letter from the Internal Revenue Service effective October 2002. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Concentration of Risk — The Plan’s assets consist primarily of financial instruments including cash, money market funds, West Coast Bancorp common stock, and mutual funds. The financial instruments may subject the Plan to concentrations of risk, as from time to time cash balances exceed amounts insured by the Federal Deposit Insurance Corporation; investments in West Coast Bancorp common stock and mutual funds are subject to changes in market values.

New Accounting Pronouncements — The financial statements reflect the prospective adoption of Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements, as of the beginning of the year ended December 31, 2008 (see Note 3). FASB Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The adoption of FASB Statement No. 157 had no impact on the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.   FAIR VALUE MEASUREMENTS

In accordance with FASB Statement 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which the fair value is primarily based on observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

		Fair Value Measurements
		at December 31, 2008, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Employer common stock	$1,686,924	$-	$-	$1,686,924
Mutual funds	13,607,888			13,607,888
Money market funds	5,250,337			5,250,337
Participant loans		780,187		780,187
Total	$20,545,149	$780,187	$-	$21,325,336

4.   RELATED-PARTY TRANSACTIONS

The Company provides accounting and administrative services to the Plan at no charge. In addition, the Plan invests in common stock of the Company.

5.   SUMMARY OF INVESTMENTS

	2008		2007
Investments at fair value as determined by quoted market prices:
Mutual funds:
Federated Stock and Bond Fund	$1,272,236	*	$1,802,755	*
Federated Max-Cap Fund	1,366,983	*	2,156,501	*
Federated Kaufmann Fund	1,990,945	*	3,763,693	*
Federated High Income Bond Fund	391,653		501,833
Federated Total Return Bond Fund	1,749,116	*	1,553,681	*
American Century Strategic Allocations
Conservative Fund	441,538		618,007
American Century Strategic Allocations Moderate Fund	1,252,644	*	1,682,884	*
American Funds Growth Fund of America	1,515,771	*	2,564,180	*
American Funds Euro Pacific Growth Fund	1,708,066	*	3,336,823	*
Baron Growth	688,564		988,416
Managers AMG Systematic Value Fund	1,230,372	*	2,273,357	*

Total	13,607,888		21,242,130

Employer common stock (West Coast Bancorp Common Stock)	1,686,924	*	2,883,168	*

Money market funds:
Federated government obligations	5,250,337	*	4,481,204	*
Cash	11,331		10,126
Participant loans	780,187		669,491

Total investments	$21,336,667		$29,286,119

*Represents 5% or more of net assets available for benefits at December 31. The Plan’s investments including investments bought, sold, and held during the year depreciated in value as follows:

	2008	2007
Net change in fair value — investments at fair
value as determined by quoted market prices:
Mutual funds	$(7,691,747)	$(308,856)
West Coast Bancorp Common Stock	(2,186,280)	(2,504,159)

Total	$(9,878,027)	$(2,813,015)

* * * * * *

SUPPLEMENTAL SCHEDULE

WEST COAST BANCORP 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	(b) Identity of Issue		(e) Current
(a)	(c) Description of Investment	(d) Cost **	Value
	MUTUAL FUNDS:
	Federated Stock and Bond Fund		$1,272,236
	Federated Max-Cap Fund		1,366,983
	Federated Kaufmann Fund		1,990,945
	Federated High Income Bond Fund		391,653
	Federated Total Return Bond Fund		1,749,116
	American Century Strategic Allocations Conservative Fund		441,538
	American Century Strategic Allocations Moderate Fund		1,252,644
	American Funds Growth Fund of America		1,515,771
	American Funds Euro Pacific Growth Fund		1,708,066
	Baron Growth		688,564
	Mangers AMG Systematic Value Fund		1,230,372

	Total Mutual Funds		13,607,888

	MONEY MARKET FUNDS — Federated Government
	Obligations Fund		5,250,337

	CASH		11,331

*	EMPLOYER COMMON STOCK — West Coast Bancorp
	Common Stock		1,686,924

	PARTICIPANT LOANS — Interest rate 6.00%–10.25%,
	maturing April 15, 2009 through May 15, 2023		780,187

	TOTAL INVESTMENTS		$21,336,667

*	Party-in-interest
**	Not required for participant-directed investments